Exhibit 14.1

CODE OF BUSINESS CONDUCT AND ETHICS
OF
SPECIALTY UNDERWRITERS’ ALLIANCE, INC.

     Specialty Underwriters’ Alliance, Inc. (the “Company”) recognizes that it is essential to preserve and maintain our reputation for integrity among our investors, employees, customers and the public. Therefore, we have enacted this Code of Business Conduct and Ethics (the “Code of Conduct”) in order to provide guidance to all our personnel in recognizing and dealing with ethical issues, provide mechanisms for reporting unethical conduct, and help foster and maintain a culture of honesty and accountability throughout the Company. It is, therefore, essential that all Company personnel adhere to the guidelines outlined in this Code of Conduct. This Code of Conduct shall be made publicly available.

I.	Conflicts of Interest.

A. Definition. A “conflict of interest” occurs when an individual’s private interest interferes in any way – or even appears to interfere – with the interests of the Company as a whole. A conflict situation can arise when an officer, director or employee (each, a “Subject Person”), takes actions or has interests that may make it difficult to perform his or her work for the Company objectively and effectively. Conflicts of interest also arise when a Subject Person, or a member of his or her family, receives improper personal benefits as a result of his or her position in the Company.

B. Prohibition on Conflicts of Interest. The policy of the Company is to prohibit conflicts of interest unless a Subject Person first obtains a waiver pursuant to the Company’s review requirements as described in Section IX below.

II.	Corporate Opportunities.

     All Subject Persons are prohibited from directly or indirectly (a) taking personally for themselves opportunities that are discovered through the use of Company property, information or positions; (b) using Company property, information or positions for personal gain; and (c) competing with the Company. Subject Persons owe a duty to the Company to advance the legitimate interests of the Company when the opportunity to do so arises.

III.	Confidentiality.

     All Subject Persons must maintain the confidentiality of information entrusted to them by the Company or its customers, except when disclosure is authorized or legally mandated. Confidential information includes all non-public information that might be of use to competitors, or harmful to the Company or its customers, if disclosed.

IV.	Fair Dealing.

     All Subject Persons should endeavor to deal fairly with the Company’s customers, suppliers, competitors and employees. No Subject Person should take unfair advantage of anyone through manipulation, concealment, abuse of privileged information, misrepresentation of material facts, or any other unfair-dealing practice.

V.	Protection and Proper Use of Company Assets.

     All Subject Persons should protect the Company’s assets and ensure their efficient use. Theft, carelessness and waste have a direct impact on the Company’s profitability. All Company assets should be used for legitimate business purposes.

VI.	Compliance with Laws, Rules and Regulations (Including Insider Trading Laws).

A.	The Company requires compliance with laws, rules and regulations, including insider trading laws. Insider trading is both unethical and illegal and will be dealt with decisively.

B.	Definitions.

1. “Material Non-public Information” means information that is not available to the general public and that a reasonable investor would very likely consider important in deciding to purchase or sell a security and that could affect the price of the security. Information that could be material includes, without limitation: (a) the launch of a new product or service; (b) a change in the regular dividend; (c) actual change in earnings; (d) upcoming announcement of earnings or losses; (e) a stock split or reverse stock split; (f) a pending or prospective merger, acquisition or tender offer; (g) the sale of significant assets or a significant subsidiary; and (h) the gain or loss of a substantial customer or supplier. Both positive and negative information can be material. The probability that an event will or will not occur affects whether it is material. Any questions concerning the materiality of particular information should be resolved in favor of materiality, and trading should be avoided.

2. “Trading” means the purchase or sale of stocks, bonds, debentures, options or other marketable securities. Questions as to what transactions are covered by these terms can be addressed to the Company’s General Counsel.

C.	Requirements.

1. No Subject Person may trade in the stock or other securities of a firm at any time when such Subject Person, as a result of employment with the Company, has Material Non-public Information about such firm. This restriction on “insider trading” is not limited to trading in Company securities. It includes trading in the securities of other companies, particularly those that are current or prospective customers or suppliers of the Company and those with which the Company may currently be negotiating.

2. No Subject Person may communicate Material Non-public Information learned or developed through their employment with the Company to other persons who may misuse the information, and may not recommend that anyone purchase or sell any securities on the basis of such information. So long as the information is Material Non-public Information, no members of such Subject Person’s immediate family and others who have received the Material Non-public Information from such Subject Person are permitted to trade in such securities.

3. After Material Non-public Information, learned or developed through employment with the Company, has been publicly disclosed through a press release or other official announcement, Subject Persons should not trade in the securities until forty-eight (48) hours following such announcement to allow the market time to absorb such information.

VII.	U.S. Securities and Exchange Commission (“SEC”) Filings and Other Public Communications.

     In order to promote full, fair, accurate, timely, and understandable disclosure in (i) reports and documents the Company files with, or submits to, the SEC and (ii) other public communications made by the Company, the Chief Executive Officer and the Chief Financial Officer shall ensure that the Company’s internal disclosure controls and procedures are adhered to.

VIII.	Encouraging the Reporting of Any Illegal or Unethical Behavior.

     In order to ensure that the spirit and intent of this Code of Conduct is realized, the Company encourages employees to talk to supervisors, managers or other appropriate personnel, including the officers, the General Counsel and the Board of Directors or the Nominating/Corporate Governance Committee of the Company, when in doubt about the best course of action in a particular situation. Additionally, employees should report violations of laws, rules, regulations or this Code of Conduct to such appropriate personnel.

     To encourage employees to report any and all such violations, the Company will not tolerate retaliation for reports made in good faith by any employee of the Company. Retaliation or retribution against any employee for the reporting in good faith of violations of laws, rules, regulations or this Code of Conduct is cause for appropriate discipline, up to and including, dismissal.

     Violations of the Company standards of business conduct and ethics enumerated in this Code of Conduct are cause for appropriate corrective action, including dismissal.

IX.	Code of Conduct Waivers.

A. General. Before a Subject Person, or an immediate family member of any such Subject Person, undertakes any action that would be otherwise prohibited by this Code of Conduct, the Subject Person is required to obtain a written waiver from the Company’s General Counsel or, if such Subject Person is a director or executive officer of the Company, from the independent directors of the Company’s Board of Directors.

B. Review Requirements for Non-Executive Subject Persons. For purposes of this Section IX.B. only, the term Subject Person shall refer only to a Subject Person who is not an executive officer or director of the Company.

1. In the event a Subject Person desires to receive a waiver from any provision contained in this Code of Conduct, such Subject Person must first submit a written request to the General Counsel. The request should, at a minimum, contain the following information:

a. a description of the Subject Person’s duties and responsibilities with the Company;

b. a general description of the proposed activities that would violate the provisions of this Code of Conduct;

c. a description of the relationship between any of the parties potentially involved in such proposed activity with the Company and the Subject Person; and

d. the proposed level of the Subject Person’s involvement in such proposed activity.

2. The General Counsel may request additional information and may request a recommendation, evaluation or concurrence from the officers, directors or outside counsel.

3. Once a written determination has been made, it shall continue in effect until it is reversed, modified or withdrawn, irrespective of whether a waiver is granted. Notwithstanding the foregoing, when changed circumstances or new developments occur, the Subject Person is responsible for informing the General Counsel of such change. Upon further review, the previous decision may be reversed, modified or withdrawn.

4. Records of Code of Conduct waiver reviews will be retained by the General Counsel. Copies will be provided to the employee and filed in the Subject Person’s personnel file.

5. A Subject Person may appeal the determination of the General Counsel directly with the officers of the Company.

C. Review Requirements for Officers and Directors. For purposes of this Section IX.C. only, the term Subject Person shall refer only to a Subject Person who is an executive officer or director of the Company.

1. In the event a Subject Person desires to receive a waiver from any provision contained in this Code of Conduct, such Subject Person must first submit a written request to the Board of Directors. The request should, at a minimum, contain the following information:

a. a description of the Subject Person’s duties and responsibilities with the Company;

b. a general description of the proposed activities that would violate the provisions of this Code of Conduct;

c. a description of the relationship between any of the parties potentially involved in such proposed activity with the Company and the Subject Person; and

d. the description of the relationship between any of the parties potentially involved in such proposed activity with the Company and the Subject Person; and

2. The Board of Directors may request a recommendation, evaluation or concurrence from outside counsel. Only the Board of Directors may grant waivers from any provision contained in this Code of Conduct.

3. Once a written determination has been made, it shall continue in effect until it is reversed, modified or withdrawn, irrespective of whether a waiver is granted. Notwithstanding the foregoing, when changed circumstances or new developments occur, the Subject Person is responsible for informing the Board of Directors, or relevant committee thereof, of such change. Upon further review, the previous decision may be reversed, modified or withdrawn.

4. Records of Code of Conduct waiver reviews will be retained by the General Counsel. Copies will be provided to the employee and filed in the Subject Person’s personnel file.

5. In the event a conflict of interest waiver is granted to a Subject Person pursuant to any provision of this Section IX.C., the Company shall be required to disclose such waiver in a Form 8-K within five days.

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